

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2011

<u>Via Facsimile</u>
Mr. William J. White
Sr. Vice President, Assistant Secretary & Counsel
Lazard Ltd
30 Rockefeller Plaza
New York, NY 10020

>   **RE: Lazard Ltd**
>   **Form 10-K for Fiscal Year ended December 31, 2010**
>   **Filed February 28, 2011**
>   **Form 10-Q for Fiscal Quarter ended March 31, 2011**
>   **Filed April 29, 2011**
>   **Schedule 14A**
>   **Filed March 18, 2011**
>   **File No. 1-32492**

Dear Mr. White:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Rufus Decker
>
>   Rufus Decker
>   Accounting Branch Chief